SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               10 December, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Directorate Change announcement made on 10 December, 2004



December 10, 2004

                      BT ANNOUNCES NEW BOARD APPOINTMENTS

BT today announces:

   -The appointment of Ian Livingston as Chief Executive of BT Retail, with effect from February 2005. Livingston, 40, has been Group Finance Director and a member of the BT Group plc Board since April 2002. Prior to that he was Finance Director of Dixons Group plc.
   -The appointment of Hanif Lalani OBE as Group Finance Director in succession to Ian Livingston. Lalani, 42, will take up his new position and join the BT Group plc Board with effect from February. He is currently Chief Financial Officer of BT Wholesale.

Ian Livingston was the youngest finance director of a FTSE 100 company . He was heavily involved in the Dixon Group's growth including the creation of Freeserve.

Hanif Lalani has held a number of financial and operational roles within BT. Prior to becoming CFO for BT Wholesale he was managing director of BT Northern Ireland and was awarded the OBE in 2003 for services to business in the Province.

Ben Verwaayen, CEO of BT Group, said: "I am delighted with these appointments. Ian has made a very significant impact in establishing a solid financial platform for BT's future growth, and in driving cost and debt reductions. He also has very strong experience in the retail sector.

"Hanif has long financial and commercial leadership experience in BT and a strong track record of delivery. I am confident he will be a robust and creative driver of BT's continuing financial transformation.

"These appointments give a great basis on which to look to the future structure of BT Group."

Sir Christopher Bland, chairman of BT Group, said: "It is proof of the strength of BT's management that we have been able to make two such senior appointments from within the company. Ian's experience will be an important addition to managing our large retail operation, and I am delighted to welcome Hanif to the Board in a position for which his previous roles at BT make him exceptionally well-qualified.

"Both Ian and Hanif have been identified for these posts for some time through our succession planning."

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT
BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

   - BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.
   - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.
   - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended March 31, 2003, BT's turnover was GBP18,727m. with profit before goodwill, amortisation, exceptional items and taxation of GBP1,829m.





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date  10 December, 2004